UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                              Intermix Media, Inc.
                   -------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                   -------------------------------------------
                         (Title of Class of Securities)


                                    298412107
                   -------------------------------------------
                                 (CUSIP Number)


                             Jay R. Schifferli, Esq.
                            Kelley Drye & Warren LLP
                     8000 Towers Crescent Drive, Suite 1200
                                Vienna, VA 22182
                                 (703) 918-2300
                   -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               September 22, 2005
                   -------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: |X|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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





--------- ----------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          Brad D. Greenspan
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) |_|  (b) |_|
--------- ----------------------------------------------------------------------
3         SEC USE ONLY
--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS*
          N/A
--------- ----------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): |_|
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------- ------------------------------------------------
                                    7     SOLE VOTING POWER
           NUMBER OF                      3,988,000
            SHARES              -------- ---------------------------------------
          BENEFICIALLY              8     SHARED VOTING POWER
           OWNED BY                       0
        EACH REPORTING          -------- ---------------------------------------
          PERSON WITH               9     SOLE DISPOSITIVE POWER
                                          3,988,000
                                -------- ---------------------------------------
                                   10     SHARED DISPOSITIVE POWER
                                          0
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          3,988,000
--------- ----------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES  |X|
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          11.3%
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------



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



ITEM 4.  PURPOSE OF TRANSACTION

This Amendment No. 3 to Schedule 13D has been made because Brad D. Greenspan has publicly stated his opposition to the acquisition of Intermix Media, Inc. by News Corporation (the "News Corp Acquisition"). As a result, he may be deemed to hold shares of Intermix Media, Inc. common stock with a purpose or effect of changing or influencing control of Intermix.

In addition, on September 23, 2005 Freemyspace LLC submitted an offer to Intermix to acquire a significant interest in Intermix (the "New Transaction"). Mr. Greenspan is the lead investor in the Freemyspace LLC. Mr. Greenspan may hereafter solicit proxies (1) against the News Corp Acquisition and (2) in support of the New Transaction. As described below, Mr. Greenspan intends to file a proxy statement with the Securities and Exchange Commission with respect to any such solicitation.

A summary of the New Transaction follows:

Q.   Who will make the acquisition?

A. A new entity, called Freemyspace LLC, will be formed for the purpose of consummating the New Transaction. Freemyspace will be owned by an investment group led by Mr. Greenspan. Mr. Greenspan will contribute all of his shares of Intermix common stock to Freemyspace.

Q.   What will Intermix stockholders receive in the New Transaction?

A. Intermix stockholders will be able to sell up to one-half of their shares of Intermix, at their option, at a price of $13.50 per share. Intermix stockholders will retain the remainder of their shares, which will enable them to continue to participate in the ownership of MySpace.com, Inc.

Q.   Will Mr. Greenspan sell shares in the New Transaction?

A. No. Mr. Greenspan will cause Freemyspace to retain all of its Intermix shares, and it will NOT exchange any of its Intermix shares for cash. As noted above, Mr. Greenspan will contribute all of his Intermix shares to Freemyspace prior to the New Transaction.

Q.   Why does Mr. Greenspan support the New Transaction?

A. Mr. Greenspan believes that the News Corp Acquisition does not provide sufficient value to the stockholders of Intermix and that the Intermix Board of Directors did not take undertake sufficient efforts to obtain the maximum value for stockholders.

     Specifically, Mr. Greenspan believes that the recently reported operating statistics for MySpace.com support his contention that the purchase price in the News Corp Acquisition is insufficient. For example, Nielsen Netratings reports that online display advertising for Myspace.com rose from 6.3% of all online advertising impressions delivered online in May 2005 to 12.9% in August 2005. As another example, News Corp recently announced the acquisition of IGN (an online video game company) at a higher valuation than Intermix, notwithstanding that IGN has lower revenue, lower net income, lower monthly site visits and slower user growth than MySpace.com.


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

     Additionally, Mr. Greenspan is disappointed with the process that resulted in the News Corp Acquisition and the proxy statement for the stockholder meeting called to consider and act upon the News Corp Acquisition, since he believes that an auction for the company should have been held and that the proxy statement issued by Intermix does not adequately explain management's conflicts of interest in supporting the News Corp Acquisition. Prior to deciding to propose the New Transaction, Mr. Greenspan discussed the News Corp Acquisition with several stockholders who expressed their disappointment with the News Corp Acquisition and communicated to him their intention to vote against the News Corp Acquisition. Mr. Greenspan expects, subject to compliance with applicable law, to discuss opposition to the News Corp Acquisition with additional Intermix stockholders.

Q. What plans does Mr. Greenspan have for the future business and management of Intermix?

A. Mr. Greenspan supports the exercise by Intermix of its option to acquire all of the ownership interests in MySpace, Inc. Once that process is completed, Mr. Greenspan supports focusing the company's business on MySpace.com and selling Intermix' non-core assets to provide additional working capital to fund expansion, marketing and, potentially, strategic acquisitions for MySpace. Mr. Greenspan would like the management team of MySpace.com, Inc. to become the executive team of Intermix after MySpace becomes wholly-owned by Intermix. Also, Mr. Greenspan supports the removal of most or all of the Intermix Board of Directors, but he has not yet determined which, if any, directors he believes should remain with Intermix or who he might suggest nominating as replacement directors.

Q.   How will the New Transaction be financed?

A. Mr. Greenspan, on behalf of Freemyspace, has held discussions with private equity investors who have expressed interest in financing the New Transaction. The amount of financing will include (1) the cost of paying for the shares of Intermix to be acquired from the current Intermix stockholders at $13.50 per share, (2) the cost of funding the option exercise price for the shares of MySpace.com, Inc. not currently owned by Intermix and (3) working capital for the business. Some of this amount may be funded from the proceeds of the sale of the businesses of Intermix not directly related to the MySpace.com business (as described above). Mr. Greenspan does not expect it will be necessary to borrow funds to finance the New Transaction. Freemyspace does not yet have binding financing commitments from persons other than Mr. Greenspan, because the investors require a due diligence review of Intermix prior to providing definitive investment agreements. The investors, however, have reviewed the publicly available information regarding Intermix, and it is expected that if they are given access to the management and appropriate employees of Intermix, then the necessary information can be compiled and reviewed in a matter of days. In any event, Mr. Greenspan is confident that equity financing for the New Transaction is available on acceptable terms.

Q.   How will the New Transaction be structured?

A. Mr. Greenspan believes that a tender offer would be the preferable structure for the New Transaction, in which Freemyspace LLC will acquire shares directly from the Intermix stockholders, and the Intermix stockholders will retain the remainder of their shares. Under the terms of the News Corp Acquisition, however, it may be necessary to structure the New Transaction as a merger of Intermix with a new company formed by Freemyspace for this purpose (which would also become a reporting company, like Intermix, under the Securities Act of 1933 and the Securities Exchange Act of 1934). Mr. Greenspan is flexible regarding the structure of the transaction, and will defer to the structure preferred by the Intermix Board of Directors, so long as the benefits to the Intermix stockholders that he intends to provide to them in the New Transaction are, in fact, provided to them.


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

Q.   Are there conditions to the New Transaction?

A. In order to consummate the New Transaction, either (1) the Intermix Board of Directors must defer the scheduled stockholder meeting scheduled for September 28, 2005 at which the News Corp Acquisition is to be considered and acted upon or (2) the News Corp Acquisition must not be approved by the stockholders at the scheduled stockholders meeting. Mr. Greenspan intends to vote his Intermix shares (and if the shares are then held by Freemyspace to cause Freemyspace to vote its shares) against the News Corp Transaction. In addition, in order to consummate the New Transaction Freemyspace LLC will have to obtain the necessary financing, as described above. Also, approval of the New Transaction under the Hart Scott Rodino Antitrust Improvements Act will have to be obtained, but, similar to the News Corp Acquisition, Mr. Greenspan does not foresee that there will be an issue in obtaining this approval on a timely basis and he expects the New Transaction can be completed within 60 days.

Q. Where can I find additional information with respect to the Mr. Greenspan's positions?

A. Mr. Greenspan will file a proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies from the stockholders of Intermix in connection with the meeting of Intermix stockholders to be held for the purpose of voting on the News Corp Acquisition. Intermix securityholders are advised to read that proxy statement when it becomes available, because it will contain important information. The proxy statement, along with any other relevant documents, will be available for free at www.sec.gov. You may also obtain a free copy of the proxy statement, when it becomes available, by contacting Sebastian Hill of Kelley Drye & Warren LLP at (703) 918-2300 or by sending an email to jschifferli@kelleydrye.com.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Mr. Greenspan beneficially and directly owns, and has the sole power to vote and the sole power to dispose of 3,988,000 shares of common stock of Intermix Media, Inc., which represents approximately 11.3% of the outstanding shares of common stock. This percentage is based on the information set forth in the Intermix preliminary proxy statement, as filed with the Securities and Exchange Commission on August 12, 2005.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Mr. Greenspan's letter to the Intermix Board of Directors describing his proposal to acquire a significant interest in Intermix Media, Inc. is attached as Exhibit A.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

DATED:  September 23, 2005

                                          Signature: /s/ Brad D. Greenspan
                                                    ----------------------------
                                          Name:      Brad D. Greenspan


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